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14040191

Mail Processing
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MAR 04 2014

Washington DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 25203 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 N Main St.
(No. and Street)

Minot (City) ND (State) 58703 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Carlson 701.857.0267
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

1999 Broadway Suite 400 (Address) Denver (City) CO (State) 80202 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MA 3/27

AB 3/27

# CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
CAPITAL FINANCIAL HOLDINGS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2013 AND 2012

WITH

INDEPENDENT AUDITOR'S REPORT

**CAPITAL FINANCIAL SERVICES, INC.**
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)

TABLE OF CONTENTS


| | Pages |
|---|---|
| INDEPENDENT AUDITOR'S REPORT | 1 |
| FINANCIAL STATEMENTS | |
| Balance Sheets | 3 |
| Statements of Operations | 4 |
| Statements of Stockholder's Equity | 5 |
| Statements of Cash Flows | 6 |
| Notes to Financial Statements | 7-13 |
| SUPPLEMENTARY INFORMATION | |
| Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 14 |
| CLAIM OF EXEMPTION FROM RULE 15c3-3 | 15 |
| INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 | 16-17 |

## INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors of
Capital Financial Services, Inc.
Minot, North Dakota

### Report on the Financial Statements

We have audited the accompanying financial statements of Capital Financial Services, Inc. (the "Company") which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for each of the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Financial Services, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
February 28, 2014

# CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
BALANCE SHEETS
DECEMBER 31, 2013 AND 2012

## *ASSETS*

| | | 2013 | | 2012 |
|---|---|---|---|---|
| CURRENT ASSETS | | | | |
| Cash and cash equivalents | $ | 1,353,181 | $ | 981,167 |
| Accounts and commissions receivable (net of allowance for doubtful accounts of $24,000 for 2013 and 2012) | | 1,728,548 | | 1,304,526 |
| Prepaid assets | | 42,619 | | 11,524 |
| Total current assets | $ | 3,124,348 | $ | 2,297,217 |
| | | | | |
| PROPERTY AND EQUIPMENT | $ | 239,744 | $ | 180,523 |
| Less accumulated depreciation | | 160,329 | | 137,991 |
| Net property and equipment | $ | 79,415 | $ | 42,532 |
| | | | | |
| OTHER ASSETS | | | | |
| Severance escrow | $ | 239,786 | $ | 240,340 |
| Other investments | | - | | 45,000 |
| Clearing deposits | | 175,279 | | 175,279 |
| Total other assets | $ | 415,065 | $ | 460,619 |
| | | | | |
| TOTAL ASSETS | $ | 3,618,828 | $ | 2,800,368 |

## *LIABILITIES AND STOCKHOLDER'S EQUITY*

| | | 2013 | | 2012 |
|---|---|---|---|---|
| CURRENT LIABILITIES | | | | |
| Commissions payable | $ | 1,861,049 | $ | 1,301,194 |
| Accounts payable & accrued expenses | | 257,488 | | 210,583 |
| Settlements payable | $ | 22,000 | $ | - |
| Total current liabilities | $ | 2,140,537 | $ | 1,511,777 |
| | | | | |
| TOTAL LIABILITIES | $ | 2,140,537 | $ | 1,511,777 |
| Commitments and contingencies – Note 3 and 8 | | | | |
| STOCKHOLDER'S EQUITY | | | | |
| Common stock - no par value; 2,800 shares authorized, 500 shares issued and outstanding | $ | 5,000 | $ | 5,000 |
| Additional paid-in capital | | 178,392 | | 178,392 |
| Retained earnings | | 1,294,899 | | 1,105,199 |
| TOTAL STOCKHOLDER'S EQUITY | $ | 1,478,291 | $ | 1,288,591 |
| | | | | |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 3,618,828 | $ | 2,800,368 |

SEE NOTES TO FINANCIAL STATEMENTS

**CAPITAL FINANCIAL SERVICES, INC.**
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF OPERATIONS
FOR YEARS ENDED DECEMBER 31, 2013 AND 2012

| | | 2013 | | 2012 |
|---|---|---|---|---|
| INCOME | | | | |
| Commission and underwriting income | $ | 19,720,342 | $ | 17,030,021 |
| Advisory fee income | | 1,034,004 | | 972,049 |
| Other income | | 130,157 | | 90,205 |
| Other fee income | | 531,497 | | 228,483 |
| Total income | $ | 21,416,000 | $ | 18,320,758 |
| EXPENSES | | | | |
| Commission expense | $ | 18,044,891 | $ | 15,525,721 |
| Professional fees | | 363,755 | | 466,134 |
| Advertising, printing and postage | | 21,079 | | 21,403 |
| Dues, fees, and registrations | | 81,127 | | 67,429 |
| Compensation and benefits | | 1,327,532 | | 1,037,726 |
| Rent | | 87,545 | | 79,498 |
| Travel | | 29,433 | | 31,477 |
| Phone | | 35,385 | | 41,005 |
| Office and computer supplies | | 28,459 | | 29,888 |
| Depreciation | | 22,338 | | 24,308 |
| Other expenses | | 116,734 | | 155,801 |
| Total expenses | $ | 20,158,278 | $ | 17,480,390 |
| INCOME OF CONTINUING OPERATIONS BEFORE DISCONTINUED OPERATIONS | $ | 1,257,722 | $ | 840,368 |
| DISCONTINUED OPERATIONS | | | | |
| Loss on sale of Omega shares | $ | (33,077) | $ | - |
| INCOME TAX EXPENSE | $ | (480,061) | $ | (329,424) |
| NET INCOME | $ | 744,584 | $ | 510,944 |

SEE NOTES TO FINANCIAL STATEMENTS

**CAPITAL FINANCIAL SERVICES, INC.**

(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)

STATEMENTS OF STOCKHOLDER'S EQUITY

FOR YEARS ENDED DECEMBER 31, 2013 AND 2012

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, January 1, 2012 | $ 5,000 | $ 178,392 | $ 891,945 | $ 1,075,337 |
| Net income | - | - | 510,944 | 510,944 |
| Dividends | - | - | (297,690) | (297,690) |
| Balance, December 31, 2012 | $ 5,000 | $ 178,392 | $ 1,105,199 | $ 1,288,591 |
| Net income | - | - | 744,584 | 744,584 |
| Dividends | - | - | (554,884) | (554,884) |
| Balance, December 31, 2013 | $ 5,000 | $ 178,392 | $ 1,294,899 | $ 1,478,291 |

SEE NOTES TO FINANCIAL STATEMENTS

## CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

| | 2013 | 2012 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ 744,584 | $ 510,944 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 22,338 | 24,308 |
| Loss on sale of other assets | 33,077 | - |
| Effects on operating cash flows due to changes in: | | |
| Prepaid assets | (31,095) | (301) |
| Accounts and commissions receivable | (424,022) | (10,290) |
| Commissions payable | 559,855 | 116,449 |
| Settlements payable | 22,000 | - |
| Other liabilities | 46,905 | 85,466 |
| Net cash provided by operating activities | $ 973,642 | $ 726,576 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of property and equipment | $ (59,221) | $ (19,428) |
| Proceeds from investment | $ 11,923 | $ - |
| Net cash used by investing activities | (47,298) | (19,428) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Dividends | (554,884) | (297,690) |
| Net cash used by financing activities | $ (554,884) | $ (297,690) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | $ 371,460 | $ 409,458 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 1,221,507 | 812,049 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 1,592,967 | $ 1,221,507 |
| RECONCILIATION OF CASH AND CASH EQUIVALENTS | | |
| Cash | $ 1,353,181 | $ 981,167 |
| Severance Escrow | 239,786 | 240,340 |
| Net cash | $ 1,592,967 | $ 1,221,507 |
| SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION | | |
| Cash paid during the year for: | | |
| Income taxes | $ 9,128 | $ 4,735 |

SEE NOTES TO FINANCIAL STATEMENTS

## NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Capital Financial Services, Inc. are presented to assist in understanding the Company's financial statements.

**Nature of operations** - Capital Financial Services, Inc. ("CFS") is a wholly-owned subsidiary of Capital Financial Holdings, Inc. (the "Parent"). CFS is registered with the SEC as an investment advisor and broker-dealer and also with FINRA as a broker-dealer. The Company's primary operations are as a broker dealer on an agency basis for brokerage of customer securities transactions, private placement of securities, sales of variable annuities, distribution of shares of various unaffiliated mutual funds and investment banking activities. The Company also earns investment advisory fees as a registered investment advisor.

**Cash and cash equivalents** – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

**Clearing Deposits –** The Company has "Deposit Accounts" with each of its Clearing Firms, as set forth in each of the Clearing Agreements. Upon termination or expiration of these agreements, the Clearing Firms would deliver the balance of these accounts to the Company.

**Accounts and commissions receivable** – Management evaluates the need for an allowance for doubtful accounts by using historical experience. Accounts receivable are written off when management deems them uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on its receivables.

**Commissions** - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**12b-1 Revenue** - 12b-1 revenue is recognized ratably over the period received.

**Advisory Fee Revenue** - These fees are determined based on a percentage of the customer's assets under sponsor management or a flat fee, may be billed monthly or quarterly and recognized ratably over the period received.

**Property and equipment** - Property and equipment consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straight-line depreciation methods. Total depreciation expense for 2013 and 2012 was $22,338 and $24,308, respectively.

**Income taxes** - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company's pre-tax book income. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The consolidated federal and state income tax returns of the Parent Company are subject to examination by the IRS, generally for three years after they were filed. The income tax expense booked for 2013 in CFS was $480,061.

**Severance Escrow –** The Company has voluntarily elected to put into place a contingent Severance Benefit Package for its employees. The package has an annual expiration date of August 1st, and can be renewed by the board of CFS. The funds for this package have been placed into an account specifically designated for these funds.

**Use of estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

**Concentration of Credit Risk** - The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts.

**Impact of Newly Issued and Proposed Accounting Standards** – The Company adopted ASC 820-10, Fair Value Measurements and Disclosures, for nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of ASC 820-10 did not have a material impact on the Company's condensed consolidated financial statements.

The Company adopted ASU 2012-02, Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 simplifies how an entity tests indefinite-lived intangibles assets other than goodwill for impairment. Another objective of ASU 2012-02 is to improve the consistency of impairment testing guidance among long-term asset categories. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU 2012-02 did not have a material impact on the Company's condensed consolidated financial statements.

The Company is currently assessing the potential impact of ASU No. 2013-11 on our financial statements. In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This standard requires an entity to present unrecognized tax benefits as a reduction to deferred tax assets when a net operating loss carryforward, similar tax loss or a tax credit carry forward exists, with

limited exceptions. This standard is effective for fiscal years beginning on or after December 15, 2013, and for interim periods within those fiscal years.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 3 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $885,717, which was $613,922 in excess of its minimum required net capital of $271,795. The Company's net capital ratio was to 4.6 to 1.

NOTE 4 - **SIGNIFICANT ESTIMATES**

The Company's receivables as of December 31, 2013 and 2012 included 12b-1 receivables of $1,145,178 and $967,770, respectively. The Company's receivables as of December 31, 2013 and 2012 also included investment advisory receivables of $222,325 and $188,928, respectively. These receivable balances have been estimated by management based on past experience and consideration of the Company's current sales/volume activity and current levels of assets under management. Because of the inherent uncertainties in estimating the 12b-1 revenues and investment advisory revenues due to the Company, it is at least reasonably possible that the estimate used could change in the near term.

NOTE 5 – **RELATED PARTY TRANSACTIONS**

The transactions between Capital Financial Services, Inc. and Capital Financial Holdings, Inc. are summarized below:

| | 2013 | 2012 |
|---|---|---|
| Compensation and benefits paid to Capital Financial Holdings, Inc. | $ 57,250 | $ 42,843 |
| Corporate overhead paid to Capital Financial Holdings, Inc. | $ 9,872 | $ 9,591 |
| *Rent paid to Capital Financial Holdings, Inc. | $ 64,800 | $ 62,250 |

* CFS has a lease agreement with Capital Financial Holdings, Inc. to pay a monthly rent payment of $5,400. This amount represents CFS's use of office space and utilities.

NOTE 6 – **FAIR MARKET VALUE**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The application of valuation techniques applied to similar assets and liabilities has been consistently applied. The following is a description of the valuation methodologies used for instruments measured at fair value:

On February 12, 2009, CFS entered into a settlement agreement with a client, which resulted in CFS purchasing the client's investment in the Omega 2007 Drilling Program 1, LP. This limited partnership carries a "presentment" feature which allows CFS to sell the investment to the General Managing Partner of the limited partnership; and this feature has become available. CFS had determined based off of the information provided by the Limited Partnership that the fair market value of the $76,876 investment was estimated at $45,000 based on discounted cash flows at the time of purchase by CFS which was included in other assets at December 31, 2013. Since then, CFS determined, based off of information provided by the Limited Partnership that, as of March 19, 2013, the fair market value of this $76,876 investment was $12,214, based on discounted cash flows. In May of 2013, CFS opted to exercise the "presentment" feature and was paid the current value of the investment in the amount of $11,923. No balance remains at December 31, 2013.

| Carrying Value at December 31, 2013 | Year ended December 31, 2013 |
|---|---|
| Level 3 | |

| | Total | Level 1 | Level 2 | Other Investment | Total Losses |
|---|---|---|---|---|---|
| Other Investment | $ - | $ - | $ - | $ - | $ - |

| | Carrying Value at December 31, 2012 | | | | Year ended December 31, 2012 |
|---|---|---|---|---|---|
| | Total | Level 1 | Level 2 | Level 3 Other Investment | Total Losses |
| Other Investment | $ 45,000 | $ - | $ - | $ 45,000 | $ - |

Reconciliation of Level 3 Balances:

| | | |
|---|---|---|
| Balance 1-1-12 | $ | 45,000 |
| Impairment loss on other investment | | - |
| Balance 12-31-12 | $ | 45,000 |
| Distributions received | | 11,923 |
| Impairment loss on other investment | | 33,077 |
| Balance 12-31-13 | $ | - |

NOTE 7 – **OPERATING LEASES**

The Company had various leases for office equipment and ret that were to expire over the next several years through 2014. The total rent expense for office equipment leases was $21,210 and $17,248 for December 31, 2013 and 2012 respectively. For additional information regarding lease agreements of the Company see Note 5 – Related Party Transactions.

The following is a schedule by years of future minimum rental payments on operating leases as of December 31, 2013.

| Years ending December 31, | |
|---|---|
| 2014 | $ 90,001 |
| 2015 | 91,542 |
| 2016 | 38,320 |
| 2017 | 20,580 |
| Total minimum future rental payments | $ 240,443 |

NOTE 8 – **LITIGATION**

The Company operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration and regulatory investigations. Issuers of certain alternative products sold by the Company are in Chapter 11 Bankruptcy or may have other financial difficulties. As a result of such alleg ed failings of alternative products and the uncertainty of client recovery from the various product issuers, the Company is subject to

several legal and/or arbitration proceedings. These proceedings include customer suits and arbitrations related to the bankruptcy proceedings of the various DBSI entities RMC Medstone, Medical Capital and Cole Credit Property Trust and the bankruptcy of other various entities. The Company vigorously contests the allegations of the various proceedings and believes that there are multiple meritorious legal and fact based defenses in these matters. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated. The current proceedings are subject to uncertainties and as such, the Company is unable to estimate the possible loss or range of loss that may result from the outcome of these cases; however, results in these cases that are against the interests of the Company could have a severe negative impact on the financial position of the Company. At December 31, 2013, the Company is a defendant in six on-going suits and arbitrations as discussed above. The Company expects any possible settlement, if any, to be below the maximum limits of coverage under our liability insurance policy and any amounts of shared coverage by the Company, to the insurance company is not material to the financial statements. However, the Company expects to prevail in these cases. During 2012, the Company settled a lawsuit that required a $22,000 payment in 2013 and an additional $22,000 payment during 2014. During the first quarter of 2014, an agreement for one of the arbitrations mentioned above was reached and the Company will be making a payment in the amount of $10,000 in January in order to satisfy this agreement. In January of 2014, an additional arbitration was received. An analysis of potential losses has not been completed as of the time of this filing. No further payments will be required on the aforementioned settled lawsuits.

NOTE 9 – **SUBSEQUENT EVENTS**

There have not been any significant events that have occurred subsequent to the Company's year end. Subsequent events have been evaluated through the date these financial statements were subject to be issued.

# CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013 AND 2012

| | 2013 | 2012 |
|---|---|---|
| **NET CAPITAL** | | |
| Total stockholders' equity | $ 1,478,291 | $ 1,288,592 |
| Less non-allowable assets: | | |
| Prepaid assets | (42,619) | (11,524) |
| Property and equipment | (79,415) | (42,532) |
| Other deductions | (4,667) | (4,433) |
| Other assets | (256,653) | (285,341) |
| Accounts and commissions receivable | (209,220) | (246,965) |
| Net capital | $ 885,717 | $ 697,797 |
| **AGGREGATE INDEBTEDNESS** | | |
| Commissions and fees payable | $ 1,861,049 | $ 1,301,194 |
| Accrued expenses | 279,488 | 210,583 |
| Other unrecorded amounts | 1,936,387 | 1,110,852 |
| Total aggregate indebtedness | $ 4,076,924 | $ 2,622,629 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital requirements[1] | $ 271,795 | $ 174,842 |
| Ratio: Aggregate indebtedness to net capital | 4.6 to 1 | 3.76 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** | | |
| Net capital, as reported in Company's Part II (Unaudited) FOCUS report | $ 885,717 | $ 697,797 |

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $50,000.

# CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2013 AND 2012

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii), which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, a schedule showing the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, are not required.

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholders and Board of Directors of
Capital Financial Services, Inc.
Minot, North Dakota

In planning and performing our audit of the financial statements of Capital Financial Services, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, State Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
February 28, 2014

# OATH OR AFFIRMATION

I, John Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Financial Services, Inc, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

John R Carlson
Signature

Chief Executive Officer
Title

Elizabeth Redding
Notary Public

ELIZABETH REDDING
Notary Public
STATE OF NORTH DAKOTA
My Commission Expires
June 20, 2018

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended 12/31/13
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

**WORKING COPY**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

025203 FINRA DEC
Capital Financial Services Inc 15*15
1 Main St N
Minot, ND 58703-3109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Carlson

2. A. General Assessment (item 2e from page 2) $ 14,309

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 3,264 )
7/19/13
Date Paid

C. Less prior overpayment applied ( ∅ )

D. Assessment balance due or (overpayment) 13,045

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ∅

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,045

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 66

ChK 8479 Pmt on 1/24/14 -12,979
66 due

H. Overpayment carried forward $( ____ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Financial Services Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President & CCO
(Title)

Dated the 26 day of February, 2014.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________
and ending ________

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 21,383,100 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | Ø |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 14,260,657 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Limited Partnerships (Deductions in excess of $100,000 require documentation) | 598,786 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 14,859,443 |
| 2d. SIPC Net Operating Revenues | $ 6,523,657 |
| 2e. General Assessment @ .0025 | $ 16,309 |
| | (to page 1, line 2.A.) |

HEIN

Hein & Associates LLP
1999 Broadway
Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

## INDEPENDENT ACCOUNTANT'S REPORT

February 28, 2014

Board of Directors
Capital Financial Services, Inc.
1 Main Street North
Minot, ND 58703

Attention: Elizabeth Redding

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Capital Financial Services, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
February 28, 2014